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                                               Filed Pursuant to Rule 424 (b)(3)
                                                      Registration No. 333-53984
                             To be used with Prospectus dated April 19, 2001 and
                          Supplement No. 2 to Prospectus dated October 19, 2001.

                          Apple Hospitality Two, Inc.
                   Summary of Supplement No. 2 to Prospectus
                (See the Supplement for Additional Information;
          Supplement No. 2 supersedes and replaces Supplement No. 1)

Supplement No. 2 dated October 19, 2001:

    (1)Reports on our acquisition of ten extended-stay hotels containing 1,150 hotel suites for an aggregate purchase price of $119 million.
    (2)Provides certain other information about the hotel acquisitions and about us.

   As of May, 2001, we closed on the sale of 3,157,894.70 units and raised $30,000,000 at a price of $9.50 per unit. A unit consists of one common share and one class A preferred share. As of September 25, 2001, we had sold 7,771,503 units at a price of $10 per unit and raised $77,715,030. These sales, when combined, represent gross proceeds of $107,715,030, and proceeds net of selling commissions and marketing expenses of $96,943,527. We are continuing the offering at $10 per unit in accordance with the prospectus.

   In connection with the acquisition of the ten extended-stay hotels, we paid 2% of the total purchase price, or $2,380,000, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.